EXHIBIT 12.1


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth AmBev's ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2003 and the three months ended March 31, 2004 and 2003. The ratio of earnings to fixed charges covers continuing operations measured under Brazilian Corporate Law, and for this purpose (a) earnings consist of income (loss) before income taxes plus fixed charges and (b) fixed charges consist of interest expense on all debt (including capitalized interest), amortization of defined financing costs and a percentage of rental expense deemed to be interest.

In millions of reais (except ratios)
                                               March 31,
                                             2004     2003     2003      2002     2001     2000      1999
                                             ----     ----     ----      ----     ----     ----      ----
EARNINGS
Income before minority interest              341.6     528.0  1,438.1  1,588.0     941.4    789.8    348.1
(-) Profit sharing                           (30.2)    (11.0)   (23.0)  (125.0)   (157.1)   (53.7)   (39.9)
(+/-) Income tax expense (benefit)            78.9     252.4    426.1   (280.6)     51.9   (405.4)   (17.6)

Profit from continuing operations            390.3     769.4  1,841.2  1,182.4     836.2    330.7    290.6
before tax before adjustment for
minority interest/income from associates

PLUS
Fixed charges                                158.3     146.9    569.9    537.5     333.3    375.9    170.2
LESS
Minority share of pre-tax profits             (6.4)     (8.0)    (2.9)    47.3       0.3   (265.9)    14.0

                                             ------   ------  -------  -------   -------   -------   ------
Total Earnings                               542.2     908.3  2,408.2  1,767.2   1,169.8    440.7    474.8
                                             ------   ------  -------  -------   -------   -------   ------


Fixed Charges
                                             ------   ------  -------  -------   -------   -------   ------
Interest (loans, contingencies and           158.3     146.9    569.9    537.5     333.3    375.9    170.2
other)                                       ------   ------  -------  -------   -------   -------   ------




TOTAL FIXED CHARGES                          158.3     146.9    569.9    537.5     333.3    375.9    170.2



RATIO                                          3.4       6.2      4.2      3.3       3.5      1.2      2.8